EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 1995 Stock Option Plan, as amended and restated January 2, 2002, the Employee Stock Purchase Plan, as Amended and Restated January 2, 2002, the International Employee Stock Purchase Plan, as amended and restated January 2, 2002, and the 1995 Non-Employee Directors Stock Option Plan, as amended and restated January 2, 2002, of SanDisk Corporation, of our report dated January 20, 2003 (except for the second paragraph on Note 3, as to which the date is February 21, 2003 and except for the first paragraph of Note 3 as to which the date is February 27, 2003), with respect to the consolidated financial statements of SanDisk Corporation included in the Annual Report (Form 10-K) for the year ended December 31, 2002, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California

September 23, 2003